UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For December 16, 2002



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 16, 2002 - Trading Statement





                                                                16 December 2002



                      Bunzl Statement re Analyst Meetings



Bunzl plc, the international distribution and outsourcing Group, will be speaking to analysts this week prior to its close period for the year to 31 December 2002. The Company will be indicating that:


- The overall results for 2002 are expected to be in line with market estimates which take account of the impact of currency translation and the mildly dilutive effect of the sale of Paper Distribution in July.

- Outsourcing Services, with its main focus on food related end uses, continues to progress satisfactorily:

        - robust volume growth in our largest business area continues to more than offset price deflation which itself reflects the relative weakness of overall economic activity;


        - recent acquisitions in North America, Europe and Australia are integrating well into the Group.


-    Filtrona is also continuing its positive development:


        - volumes to the tobacco industry are robust as charcoal duals, more specialised filters and printed tear tapes continue to grow worldwide;


        - sales to other market sectors, while more dependant on the general economic climate, are also progressing.




While economic conditions in both North America and Europe are still uncertain and persistence of the current level of the dollar would have a translation impact compared to the previous year especially in the first half of 2003, the Group remains well positioned to withstand recessionary pressures, produce good results, generate cash and take advantage of opportunities to grow both organically and by acquisition. The results for the year to 31 December will be published on 24 February 2003.





Enquiries


Bunzl plc:                                             Finsbury:
Anthony Habgood, Chairman                              Roland Rudd
David Williams, Finance Director                       Morgan Bone
Tel: 020 7495 4950                                     Tel: 020 7251 3801



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 16, 2002                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman